SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 15)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 15 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Celera Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Spark Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of the Company (the “Shares”) at a price of $8.00 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on March 28, 2011.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 15 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the third paragraph under the heading “Email to Company Employees”:

“On May 4, 2011, the Company sent an email communication to its employees regarding the Offer and the Merger. A copy of the email is filed as Exhibit (a)(1)(K) to this Schedule 14D-9 and is incorporated by reference herein.”

Additional Information

This communication is for informational purposes only. It does not constitute an offer to purchase shares of Celera or a solicitation/recommendation under the rules and regulations of the SEC. Quest Diagnostics Incorporated (“Parent”) and its subsidiary Spark Acquisition Corporation (“Purchaser”) have filed with the SEC a tender offer statement on Schedule TO, including the offer to purchase and related documents, as amended. Celera has filed with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9, as amended. These documents contain important information and stockholders of Celera are advised to carefully read these documents before making any decision with respect to the cash tender offer. These documents are available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain related tender offer documents may be obtained free of charge by directing a request to Quest Diagnostics at 973-520-2900. A copy of the tender offer statement and Celera’s solicitation/recommendation statement on Schedule 14D-9 are available to all stockholders of Celera free of charge at www.celera.com.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this communication are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature, depend upon or refer to future events or conditions, and are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward looking statements. Such forward-looking statements include the ability of Celera Corporation (the “Company”), Purchaser and Parent to complete the transactions contemplated by the Agreement and Plan of Merger, dated as of March 17, 2011 and amended April 18, 2011, by and among the Company, Purchaser and Parent (the “Merger Agreement”). Actual results may differ materially from current expectations because of risks associated with the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer (as defined in the Merger Agreement) or the Merger Agreement may result in significant costs of defense, indemnification and liability; the risk that the recent memorandum of understanding regarding settlement with certain plaintiffs to current litigation may not be approved or its conditions may not be satisfied; other uncertainties pertaining to the business of the Company, including, among other things, the risks detailed in the Company’s public filings with the Securities and Exchange Commission from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 25, 2010. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(K)	Email, dated May 4, 2011, sent to employees of Celera Corporation.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten

Title:	Senior Vice President, General Counsel and Secretary

Dated: May 4, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(K)	Email, dated May 4, 2011, sent to employees of Celera Corporation.